

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Kurt Steinbach
Director
MinMax Spaces
206 West College Avenue
Friendsville, TN 37737

      Re: MinMax Spaces
          Amendment No. 2 to Registration Statement on Form 1-A
          Filed December 13, 2018
          File No. 024-10882

Dear Mr. Steinbach:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

1-A Offering as Amended on December 13, 2018

Management Projections, page 25

1.   Please describe the letters of intent and business opportunities underlying your projections in greater detail.

Part III - Exhibits, page F-14

2.   We note that Exhibit 11.1, Consent of Independent Auditor, was filed previously. Given the amount of time that has passed since your auditor provided this consent and the audit opinion has been updated since that time, please provide a currently dated consent from your independent auditor.

      You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction